SUMITOMO MITSUI FINANCIAL GROUP, INC. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, JAPAN

April 16, 2012

Michael R. Clampitt, Esq.

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sumitomo Mitsui Financial Group, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2011
Filed July 29, 2011
File No. 001-34919

Dear Mr. Clampitt:

We respectfully submit this letter in response to the comments received from the Securities and Exchange Commission (the “Commission”) staff via e-mail dated April 4, 2012, relating to the Form 20-F of Sumitomo Mitsui Financial Group, Inc. (the “Company”) for the fiscal year ended March 31, 2011, filed on July 29, 2011.

Regarding the Company’s responses to the staff comments, the Company recognizes and acknowledges the following:

¡	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

¡	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

¡	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below is the Company’s response to the staff comments. For the staff’s convenience, the Company has restated the staff comments in bold type and has followed each of the staff’s comments with the Company’s response thereto.

Michael R. Clampitt, Esq. Securities and Exchange Commission	2	April 16, 2012

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 4C. Organizational Structure, page 52

1.	Revise future filings to disclose the Company’s proportion of ownership interest in, and if different, proportion of voting power held in, its significant subsidiaries.

In its annual report on Form 20-F for the fiscal year ended March 31, 2011, the Company provided in Item 4.C. Organizational Structure a cross-reference to Note 47 “Principal Subsidiaries” to its consolidated financial statements, as allowed by the general instructions of Form 20-F, to address the requirement in relation to its significant subsidiaries. However, in consideration of the staff comment, in future filings beginning with the annual report on Form 20-F for the fiscal year ended March 31, 2012, the Company will include a table to present the required disclosure directly in Item 4.C. Organizational Structure, for the convenience of investors.

Item 5. Operating and Financial Review and Prospects, page 54

2.	As appropriate, please provide clear and transparent disclosure regarding your obligations relating to European sovereign debt in your future filings. Depending on your circumstances, please consider the following points as you prepare your Form 20-F for the fiscal year ended March 31, 2012 and subsequent filings:

¡	Gross sovereign, financial institutions, and non-financial corporations’ exposure, separately by country;

¡	Quantified disclosure explaining how gross exposures are hedged; and

¡	A discussion of the circumstances under which losses may not be covered by purchased credit protection.

Please refer to SEC’s Division of Corporation Finance release in January 2012 (CF Disclosure Guidance Topic 4) at

http://sec.gov/divisions/corpfin/guidance/cfguidance-topic4.htm.

Michael R. Clampitt, Esq. Securities and Exchange Commission	3	April 16, 2012

The Company has read the Commission’s CF Disclosure Guidance: Topic 4, issued on January 6, 2012. In future filings beginning with the annual report on Form 20-F for the fiscal year ended March 31, 2012, the Company intends to provide such disclosure, if and as appropriate, in Item 5. Operating and Financial Review and Prospects. The Company notes that as of September 30, 2011 it had approximately ¥408 billion of exposure (including sovereign and all other exposure) to Greece, Italy, Ireland, Portugal and Spain, based on data collected for internal risk management, which represented less than 0.5% of the Company’s total assets. The Company’s exposures to those countries consisted mainly of commercial loans to large corporations and project finance transactions. Although sovereign bonds of those countries are included in the Company’s exposures to each country, the aggregate amount of such sovereign bond exposures was limited, totaling only approximately ¥0.3 billion. Amounts hedged by credit default swaps referencing the exposures to those countries were immaterial for the Company. The facts and circumstances to date relating to the Company’s exposures to the above countries have not changed significantly since September 30, 2011. The Company does not consider its exposure to those countries to be material. Therefore, the Company does not believe that the Commission’s CF Disclosure Guidance: Topic 4 is applicable to it. However, in its annual report on Form 20-F for the fiscal year ended March 31, 2012, and, if appropriate, in subsequent filings, for the convenience of investors the Company will include disclosure substantially similar to the following:

Exposures to Selected European Countries

At March 31, 2012, we had ¥[—] billion of exposures to Greece, Italy, Ireland, Portugal, and Spain, as indicated in the table below. Our exposures to those countries consisted mainly of loans, trade finances, guarantee and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

At March 31, 2012
	Sovereign		Financial institutions		Non-financial corporations		Total
(In billions)
Greece	¥[—	]	¥[—	]	¥[—	]	¥[—	]
Italy	[—	]	[—	]	[—	]	[—	]
Ireland	[—	]	[—	]	[—	]	[—	]
Portugal	[—	]	[—	]	[—	]	[—	]
Spain	[—	]	[—	]	[—	]	[—	]

Total	¥[—	]	¥[—	]	¥[—	]	¥[—	]

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Impairment of Financial Assets, F-16

3.	Please tell us and expand future filings to disclose how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

Michael R. Clampitt, Esq. Securities and Exchange Commission	4	April 16, 2012

In response to the staff comment, in future filings the Company will revise the disclosure in Note 2 “Summary of Significant Accounting Policies—Impairment of Financial Assets”, by adding the underlined text:

The collective allowance for financial assets is classified into two types: (1) the allowance for impaired financial assets that are not individually significant, and (2) the allowance for non-impaired financial assets, which reflects incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified. The collective allowance is estimated by applying historical loss experience to groups of homogenous loans. The historical loss experience data includes the number of borrowers for whom objective evidence of impairment has been identified for the most recent rolling one year period, and the amount ultimately recovered from impaired financial assets. The SMFG Group has collected and accumulated historical data on amounts ultimately recovered from impaired financial assets. The homogeneous groups are determined on the basis of similar credit risk characteristics. For every group, the SMFG Group’s grading processes are established considering asset type, industry, geographical location, collateral type, past-due status and other relevant characteristics (see Note 45 “Financial Risk Management”). These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Historical loss experience is adjusted on the basis of current observable data, including bankruptcy trends after the occurrence of significant events which had a negative effect on the global economy and the economies in which a large portion of the SMFG Group’s assets are located, to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

In addition, the Company notes that the proposed phrase “the occurrence of significant events which had a negative effect on . . . the economies in which a large portion of the SMFG Group’s assets are located” refers to the Great East Japan Earthquake, which occurred immediately before March 31, 2011. As the impact of the earthquake was not incorporated into historical loan loss experience, the Company made adjustments to increase the allowance, analyzing bankruptcy trends and the economic situation following the earthquake.

Note 20 Provisions, page F-58

Provision for Interest Repayment, page F-58

4.	In future filings, please quantify the potential liability exposure relating to your repayment of excess interest. Specifically, please either provide an estimated range of reasonably possible loss in excess of the amount accrued, or, if true, state that you do not believe the impact of the potential exposure will have a material effect on your results of operations, cash flows or financial condition.

The provision for interest repayment is calculated by estimating future claims for the refund of so-called “gray zone interest” (interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates), taking into account historical experience. At the end of the fiscal year ended March 31, 2012, the Company calculated the largest amount out of the probable outcomes, and made its provision accordingly. Therefore, the Company does not believe that the impact of future claims for refunds of gray zone interest will have a material effect on its results of operations, cash flows or financial condition. However, the Company will revise its disclosure in future filings accordingly, based on the facts and circumstances which exist at the time. The Company notes that, although its balance of provision for interest repayment increased significantly in the fiscal year ended March 31, 2012 as Promise Co., Ltd., a consumer finance company in Japan, became a consolidated subsidiary of the Company in December 2011, losses arising from claims for refunds of gray zone interest related to Promise Co., Ltd have been within the estimated provision.

Michael R. Clampitt, Esq. Securities and Exchange Commission	5	April 16, 2012

Item 19. Exhibits, page 172

5.	Please tell us whether you have filed all required exhibits pursuant to the Instructions to Exhibits in Form 20-F. For example, we note that you have not filed your articles of incorporation or the Deposit Agreement. Please ensure that all exhibits have been filed, as appropriate.

The Company’s articles of incorporation, regulations of the board of directors, share handling regulations and deposit agreement were each filed as exhibits to the Company’s registration statement on Form 20-F (file number: 001-34919; film number: 101131586), filed on October 20, 2010. The Company’s articles of incorporation, regulations of the board of directors and deposit agreement have not since been amended, although its share handling regulations were amended as of April 1, 2012. In future filings beginning with the annual report on Form 20-F for the fiscal year ended March 31, 2012, the Company will file, by including the document or incorporation by reference, as appropriate, all required exhibits pursuant to the Instructions to Exhibits in Form 20-F, including the Company’s articles of incorporation, regulations of the board of directors, share handling regulations and deposit agreement.

Michael R. Clampitt, Esq. Securities and Exchange Commission	6	April 16, 2012

*            *             *            *            *

Please contact Theodore A. Paradise of Davis Polk & Wardwell LLP, our outside U.S. counsel (Tel.: +81-3-5561-4421; Fax: +81-3-5561-4425; E-mail: theodore.paradise@davispolk.com) with any questions you may have regarding this letter. The Company also respectfully requests that in the future all e-mail correspondence from the staff be sent to the following individuals: Shizuya Goto, Joint General Manager, Financial Accounting Dept. (E-mail: Goto_Shizuya@vb.smbc.co.jp); Akira Yamazaki, Senior Vice President, Financial Accounting Dept. (E-mail: Yamazaki_Akira@hh.smbc.co.jp); and Theodore A. Paradise, at his e-mail as indicated above.

In relation to any correspondence from the staff regarding this letter, the Company respectfully notes for the staff that April 30, May 3 and May 4, 2012, are national holidays in Japan.

Very truly yours,

/s/  Haruyuki Nagata

Haruyuki Nagata

General Manager, Financial Accounting Dept.

Sumitomo Mitsui Financial Group, Inc.

Enclosures

cc:	Theodore A. Paradise, Esq.
Davis Polk & Wardwell, LLP, Tokyo Office